UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Comprehensive Care Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
204620-20-7
(CUSIP Number)
Howard M. Jenkins
c/o
Comprehensive Care Corporation
3405 West Dr. Martin Luther King, Jr., Boulevard, Suite 101, Tampa, Florida, 33607, 813-288-4808
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 25, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a Filer’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard M. Jenkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		16,000,000 (A)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,000,000 (A)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,000,000 (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.5% (B)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(A)	As described below, Mr. Jenkins acquired the beneficially owned shares in three separate transactions of 2,000,000, 6,000,000 and 8,000,000 shares, respectively.

(B)	As described below, the percentage ownership of Mr. Jenkins after each of the transactions in footnote (A) was 11.8%, 34.7% and 40.5% respectively.

SCHEDULE 13D
Item 1. SECURITY AND ISSUER
          The class of securities to which this statement relates is common stock, par value $0.01 per share (“Common Stock”), of Comprehensive Care Corporation (the “Issuer”), and the principal executive offices of the Issuer are located at 3405 West Dr. Martin Luther King, Jr. Boulevard, Suite 101, Tampa, Florida, 33607.
Item 2. IDENTITY AND BACKGROUND
(a)-(c) Howard M. Jenkins, c/o Comprehensive Care Corporation, 3405 W. Dr. Martin Luther King, Jr., Blvd., Suite 101, Tampa, Florida, is a private investor.
(d)-(f) The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          The consideration given on January 20, 2009 to acquire 2,000,000 shares of the Issuer was 2,000,000 Class A common shares of Core Corporate Consulting Group, Inc. (“Core”), a privately held corporation incorporated in 2008 in Delaware with its principal office in Colesville, Maryland. As a shareholder of Core, the Reporting Person exchanged his Class A common shares for shares of the Issuer pursuant to a Merger Agreement between Core and the Issuer dated January 20, 2009 (the “Merger Agreement”).
          The consideration given on February 25, 2009 to acquire an additional 6,000,000 shares of the Issuer was $1,500,000 paid from the personal funds of Mr. Jenkins.
          On May 27, 2009, pursuant to a subscription agreement dated May 21, 2009, Mr. Jenkins paid $2,000,000 from personal funds to the Issuer for the right to receive 8,000,000 shares after the Issuer completes an increase in its authorized common stock, which is expected to occur on or around June 19, 2009.
Item 4. PURPOSE OF TRANSACTION
          The Reporting Person acquired 2,000,000 of the Issuer’s shares as a shareholder of Core pursuant to the Merger Agreement in connection with the transactions contemplated by the Merger Agreement. An additional 6,000,000 shares were acquired from the Issuer in exchange for $1,500,000 in cash. The Reporting Person will further acquire 8,000,000 shares on or around June 19, 2009 in exchange for $2,000,000 paid to and received by the Issuer on May 27, 2009. Except as set forth in the preceding sentence, the Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of Issuer or its subsidiaries, or other transactions which might have the effect of causing Issuer’s common stock to cease to be listed on an exchange market or causing the common stock to become eligible for termination of registration under section 12(g) of the Act. The Reporting Person also retained the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. INTERESTS IN SECURITIES OF THE ISSUER
(a)	Aggregate Beneficial Ownership: As of the date of this Schedule 13D, Mr. Jenkins directly owns 8,000,000 shares of Common Stock and on or around June 19, 2009, will directly own 16,000,000 shares of Common Stock, which will represent 40.5% of all shares of Common Stock of the Issuer. Applicable percentage of ownership is based on 39,474,089 voting common shares expected to be outstanding as of June 19, 2009.

(b)	Power to Vote and Dispose of Issuer Shares: Mr. Jenkins holds sole power to vote and dispose of the shares beneficially owned by him.

(c)	Transactions Effected During the Past 60 days: None.

(d)	Right of Others to Receive Dividends of Proceeds of Sale: Not Applicable.

(e)	Date Ceased to be Beneficial Owner of More Than Five Percent: Not Applicable.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          The Reporting Person is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Merger Agreement dated January 20, 2009, incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K dated January 16, 2009 and filed on January 23, 2009.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 9, 2009 Date

/s/ Howard Jenkins Signature

Howard Jenkins Name/Title

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